Exhibit 17.2

CHEMBIO DIAGNOSTICS, INC.
3661 Horseblock Road
Medford, New York 11763

January 30, 2007

Gerald A. Eppner
c/o Kaye Scholer LLP
425 Park Avenue
New York, NY 10022-3598

Dear Jerry:

I have received your letter and discussed it with the other members of the Board of Directors. Your resignation is accepted. This will also confirm that Chembio will pay you $20,000, and vest immediately your unvested stock options in recognition of your service to Chembio. Unpaid fees due for Board and committee meetings will also be paid immediately. Please confirm your agreement with the attached draft of the 8-K Report and that you will not be furnishing a letter to the contrary.

We wish you success in your other business activities.

Very truly yours,

Lawrence A. Siebert
Chief Executive Officer